Exhibit to Management Agreement

	Fee as a Percentage of Average Fund Daily Net Assets	Effective Date
Strategy Shares Gold Enhanced Yield ETF	0.79%	May 17, 2021
Monopoly ETF	0.79%	May 9, 2025

Strategy Shares

By: /s/ Tobias Caldwell

Print Name: Tobias Caldwell

Title: Trustee

Rational Advisors, Inc.

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President